January 21, 2025

Zhang Jian
Chief Executive Officer
Sunrise Real Estate Group, Inc.
No. 18, Panlong Road
Shanghai, PRC 201702

       Re: Sunrise Real Estate Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2021
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 000-32585
Dear Zhang Jian:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Steven Schuster